News Release

06016160

ZURICH

Zurich appoints Rocco Maggiotto to Director of Customer Development, General Insurance

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, August 14, 2006 – Zurich Financial Services Group (Zurich) announces the appointment of Rocco Maggiotto (age 55) to the newly created global function of Director of Customer Development, General Insurance. He reports to John Amore, CEO General Insurance, and is located in New York City.

Mr. Maggiotto is responsible for the development of a new customer relationship management strategy in support of the specific customer and market segments in which Zurich operates. He will also develop Zurich industry groups for selected industries and manage the Group's relationships with the largest global brokers. In addition, he will support the Zurich brand promise of a common, superior customer experience across all geographies and businesses.

Commenting on the appointment, John Amore, said: "I am delighted that Rocco has joined us. His broad experience and proven record will help us to even better leverage our customer relationships and intellectual capital in serving our markets and customers."

Mr. Maggiotto joined Zurich after a long career working in and consulting to the financial services industry that included senior functions with Booz Allen Hamilton Inc., a global strategy and technology-consulting firm, Marsh & McLennan Companies, Inc. and PricewaterhouseCoopers.

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Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.